Form C Information

General Information

1. Company's legal corporate name: Blockchain Homes, LLC
2. What kind of company? ☐ Corporate ☒ LLC ☐ Partnership
3. What was the exact date the company was organized? March 5, 2025
4. In which state was it organized? Nebraska
5. How many employees do you have currently (W-2 employees)? 0
6. What is the company's address? 3802 S 205 St., Elkhorn, NE 68022
7. Company's website: N/A
8. Tax ID or EIN: EIN – 33-3797362
9. Is there a co-issuer? ☐ Yes ☒ No

Intermediary Information

Intermediary Name: AeQuitas invest
CIK Number: 2031243
SEC File Number: 007-00483
CRD Number (if applicable):

Amount of compensation to be paid: The Issuer will pay the intermediary a cash fee equal to 6.5% of the total amount raised in the offering upon a successful closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: The intermediary does not hold any financial interest in the Issuer and has no arrangement to acquire any such interest.

People

1. List every officer and director in your company. Example titles include President, VP, Secretary, Treasurer, etc. (Please add additional if needed)
   a. Name: Cyndi Robirds
      Title: Founder, CEO
      Year joined: 2025
      Provide 3 years work experience through either LinkedIn profile, resume, or bio: https://www.linkedin.com/in/cyndi-robirds/

      Title: CEO and Founder

Year joined: 2025
Blockchain Homes, LLC · Self-employed
Jan 2025 - Present · 1 yr 4 mos
Omaha, Nebraska, United States

CEO and Founder, Blockchain Consultant
Seagle Blockchain Consulting, LLC · Self-employed
Dec 2022 - Present · 3 yrs 5 mos
United States

2. Principal Security Holders – who owns more than 20% or more voting equity securities as of a date no more than 120 days prior to the filing of the Form C.
   a. Name: Cyndi Robirds
      Number and class of securities held:
      Percentage of voting power: 100%
   b. Name: _____
      Number and class of securities held: _____
      Percentage of voting power: _____
3. Are there any other securities or classes of securities that are outstanding? No

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights	Other Rights
			☐ Yes ☐ No	☐ Yes ☐ No
			☐ Yes ☐ No	☐ Yes ☐ No
			☐ Yes ☐ No	☐ Yes ☐ No
			☐ Yes ☐ No	☐ Yes ☐ No

4. How may the rights of the securities being offered be materially limited, diluted, or qualified by the rights of any other class of security described above? __N/A

5. Are there any differences not reflected above between the securities being offered and each other class of security of the business? ☐ Yes   ☐ No
   Explain: N/A
6. How could the exercise of rights held by the principal shareholders identified above affect the purchasers of the securities being offered? N/A

Describe in detail the business of the issuer and the anticipated business plan of the issuer:

Business Description

Blockchain Homes, LLC is an early-stage real estate technology company focused on developing a verified property history platform designed to improve transparency and reduce information gaps in residential real estate transactions. The company's core concept is to create a secure, standardized way to record and reference a home's historical information—such as construction details, permits, inspections, repairs, renovations, and ownership-related events—so that future buyers, sellers, and professionals can more easily understand a property's past.

The company's platform is intended to combine traditional data sources with modern digital infrastructure, including the use of blockchain-based record anchoring, to help create tamper-resistant references to property history while maintaining off-chain storage for underlying documents and data. The goal is not to replace existing public records, but to organize and verify fragmented property information that currently exists across many disconnected systems.

Customers and Market

Blockchain Homes expects to serve multiple participants in the residential real estate market. Primary anticipated users include homeowners and homebuyers seeking clearer insight into a property's history, as well as real estate professionals such as agents, inspectors, contractors, builders, title companies, lenders, and insurers who rely on accurate property information to perform their roles. Over time, the company also intends to work with local governments, county recorders, and other public-sector entities where feasible.

The company is initially focused on U.S. residential real estate markets, beginning with limited geographic pilots, with the intent to expand as product functionality, partnerships, and compliance considerations allow.

Current Stage of the Business

Blockchain Homes is an early-stage, pre-revenue company. As of the date of this filing, the company has not launched a commercial product and is not generating revenue. Activities to date have primarily consisted of market research, customer discovery interviews, concept development, educational outreach within the real estate industry, and preliminary product design and planning. Any software platform, integrations, or pilot programs are still under development.

Revenue Model

The company anticipates generating revenue through a combination of consumer-facing and business-facing offerings. These may include one-time fees for verified property history reports purchased by homeowners or buyers, as well as subscription-based or enterprise access for real estate professionals, brokerages, inspectors, or related service providers. Pricing, packaging, and exact revenue structures are still being evaluated and may change based on market feedback, adoption rates, and operating costs.

Anticipated Business Plan (Next 12–24 Months)

Over the next 12 to 24 months, Blockchain Homes intends to focus primarily on product development, validation, and early market entry. Key anticipated activities include building and refining the core software platform, establishing verification standards and workflows, developing secure data storage and access controls, and conducting limited pilot programs to test usability and demand. The company also expects to continue outreach to industry stakeholders, including real estate professionals, contractors, and potential public-sector partners.

The company may use proceeds from this offering to support technology development, third-party services, legal and compliance costs, marketing and educational efforts, and the addition of contractors or employees as needed. All anticipated plans are subject to available capital, regulatory considerations, and market conditions, and there is no assurance that all planned initiatives will be executed as currently anticipated.

Terms/Offering

1. What is the purpose of the offering? The purpose of this offering is to raise capital to support the Company's continued development and operations, including product development, initial marketing efforts, and general working capital.
2. Describe the terms of the offering: Equity - Common
3. Do the securities come with voting rights? ☐ Yes ☒ No
4. Target offering amount: $75,000

5. Maximum offering amount: $350,000
6. Deadline for offering: July 31, 2026
7. Price per security and how that was determined: The price per share was determined by the Company based on its target offering amount and the percentage of equity offered, resulting in a post-money valuation from which the per-share price was derived.
8. Did you make use of any written communication or broadcast script for testing the waters? ☐ Yes ☒ No

   If yes, please provide copies of the materials used.
9. Please describe the use of proceeds. This must be a reasonably detailed description.
   54.5% will support the MVP launch of Property Onchain
   15.2% will go to strategic hires in IT and Marketing
   30.3% will support pilot programs with early adopters (counties/agents/builders)

Risks

Disclose all the risks pertaining to your company. Be specific and avoid any generalizations or boilerplate responses. Transparency is key and disclosing all the risks protects you. Add at least 8-10 risks – a few sentences each. Please be extremely thorough and ensure the risks are unique to your company.

1) Adoption risk across fragmented real estate stakeholders

Property history in the U.S. is fragmented across counties, title companies, MLS rules, contractors, insurers, and homeowners, and each group has different incentives. Even if consumers want a "Carfax-for-homes," real value depends on regular contributions of accurate updates from multiple parties. If one or more key stakeholder groups do not participate (or only participate inconsistently), the product may be perceived as incomplete, reducing trust, usage, and revenue potential.

2) County/government integration and procurement risk

A major part of the long-term vision involves working with counties/recorders and public-record workflows, which can require long sales cycles, procurement rules, approvals, budget timing, and political support. Counties may be unable or unwilling to pilot new systems, may require expensive security/compliance steps, or may prioritize other modernization initiatives. Delays or failures in securing public-sector pilots could materially slow validation, product-market fit, and credibility.

3) Data quality, verification, and "garbage in, garbage out" risk

A "tamper-resistant" system can still contain incorrect information if the input data is incomplete, inaccurate, inconsistent across sources, or intentionally manipulated before being anchored. Verification standards for repairs, permits, claims, inspections, and contractor work vary widely by jurisdiction and vendor, and some work is done without permits. If the platform cannot reliably verify key data (or must exclude large categories due to lack of verifiable inputs), users may not trust the report enough to pay for it.

4) Liability risk from reliance on property history reports

Users (buyers, sellers, agents, insurers, lenders, and title companies) may rely on reports to make financial decisions. If a report contains an error, omission, or outdated information, the company could face complaints, refund demands, reputational damage, and potential legal claims—even if the root cause is a third-party source or a missing public record. This risk is heightened because real estate decisions are high-dollar, and stakeholders may look for a "deep-pocket" defendant.

5) Privacy, consumer protection, and sensitive data exposure risk

Property history can include information that homeowners consider sensitive (security systems, floorplans, prior damage, insurance claims, occupancy patterns, or contractor access details). Even if only hashes or references are stored on-chain, off-chain databases, integrations, and user accounts still create privacy and security obligations. Any mishandling of consumer data, inadequate consent flows, or a breach could trigger regulatory action, lawsuits, and long-term trust damage—especially because your value proposition is "trust."

6) Cybersecurity and identity/attestation fraud risk

A system that enables "verified" updates is an attractive target for fraudsters seeking to manipulate records for resale, insurance, financing, or contractor scams. Attackers could compromise user accounts, impersonate contractors/inspectors, submit forged documents, or exploit integrations (APIs) to inject false updates. A single high-profile incident could materially damage adoption and could require expensive remediation, audits, and re-engineering of identity, permissions, and monitoring.

7) Dependence on third-party systems and data sources

To create comprehensive histories, the company may depend on third-party public record aggregators, permit databases, contractor software, inspection vendors, insurance datasets (where permitted), and other integrations. These sources can change terms, restrict access, increase fees, throttle usage, or discontinue APIs with little notice. If key data partners or vendors become unavailable—or demand economics that don't fit a $0–$50 report price point—your product completeness and margins could be materially harmed.

8) Competitive risk from incumbents and fast followers

Large real estate technology platforms, title/closing software providers, listing portals, or data aggregators may have existing distribution and data access advantages and can build "property timeline/history" features quickly. Some incumbents may bundle similar reports into existing subscriptions for agents or lenders, making it difficult to compete on price or reach. If a dominant player establishes the standard first, Blockchain Homes could face reduced market share, higher customer acquisition costs, or pressure to pivot.

9) Business model and pricing risk for consumer reports and B2B subscriptions

Your discovery suggests consumers value verified history, but willingness-to-pay can differ by market conditions (interest rates, housing inventory, transaction volume) and buyer demographics. If consumers resist paying for reports, or if brokerages/title companies won't pay subscription fees without proven ROI, revenue may fall short of projections. Additionally, maintaining verification, support, compliance, and security may raise operating costs above what a $50 report model can sustain unless higher-margin B2B contracts materialize.

Financials

Depending on your offering, different financials will be required:

- Under $124,000: self-certified financials + two years tax returns
- $124,000 - $618,000: CPA-reviewed financials
- $618,000 - $1.235 million: CPA-reviewed (unless previously raised)
- Over $1.235 million: Audited financials

You'll need to disclose your financials for the last two years. GAAP (Generally Accepted Accounting Principles) have five parts that are required for the Form C:

- Balance sheet: Total current assets, Accounts Receivable, Total Assets, Total Current Liabilities, Total Long-Term Liabilities, Total Liabilities and Equity, etc.
- Comprehensive Income Statement: Total Income, Total Cost of Goods, Total Expenses, etc.
- Cash Flow Statement: Net Income, Cash at end of period, etc.
- Statement of Changes in Equity: Notes changes in owner's equity during fiscal year
- Notes to financials: Reports additional information left out in main reporting financial statements

1. Describe your financial condition (liquidity, capital resources, etc.): Pre-revenue, no current investors
2. Describe your outstanding loans.

Creditor	Amount Owed	Interest Rate	Maturity Date	Any other material special terms

3. Are there any other exempt offerings the business has conducted within the last 3 years? ☐ Yes ☒ No

    If yes, please provide the following:
    a. Date of offering: _____
    b. Exemption relied upon: _____
    c. Securities offered: _____
    d. Amount sold: _____
    e. Use of proceeds:

    _____

Legal Questions:

These questions are in reference to any affiliated business, any director, officer, general partner or managing member of the business, or any beneficial owner of 20% or more of the business's outstanding voting equity securities.

1. Has any such person been convicted within 10 years before the filing of the offering of any felony or misdemeanor:
    a. In connection with the purchase or sale of any security? ☐ Yes ☒ No
    b. Involving the making of any false filing with the Commission? ☐ Yes ☒ No
    c. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

    If yes, please explain:

    _____
    _____

2. Is any such person subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing that restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   a. In connection with the purchase or sale of any security? ☐ Yes ☒ No
   b. Involving the making of any false filing with the Commission? ☐ Yes ☒ No
   c. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

   If yes, please explain:
   _____
   _____

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of the state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Future Trading Commission; or the National Credit Union Association that:
   a. at the time of filing bars the person from
      i.   association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No
      ii.   engaging in the business of securities, insurance, or banking? ☐ Yes ☒ No
      iii. engaging in savings association or credit union activities? ☐ Yes ☒ No
   b. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of this filing? ☐ Yes ☒ No

   If yes, please explain:
   _____
   _____

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of filing:
   a. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
      ☐ Yes ☒No

b. Places limitations on the activities, functions, or operations of such person? ☐ Yes ☒ No

c. Bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

If yes, please explain:

_____

_____

5. Is any such person subject to any order of the Commission entered within 5 years of the filing that orders the person to cease and desist from committing or causing a violation or future violation of:

a. Any scienter-based anti-fraud provision of federal securities law? ☐ Yes ☒ No

b. Section 5 of the Securities Act? ☐ Yes ☒ No

If yes, please explain:

_____

_____

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

If yes, please explain:

_____

_____

7. Has any such person filed, or was any such person named as a underwriter in any registration statement or Regulation A offering statement file with the Commission that, within 5 years of filing this statement, was the subject of a refusal order, stop order, or order suspending Regulation A exemption, or is any such person, at the time of filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

If yes, please explain:

_____

_____

8. Is any such person subject to a United States Postal Service false representation order entered within 5 years before the filing, or is any such person at the time of filing subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representation? ☐ Yes ☒ No

If yes, please explain:

_____

_____